Form C

Cover Page

Name of issuer:

Stratton & Ivy Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> WY
>
> **Date of organization:**
>
> 10/21/2025

Physical address of issuer:

30 North Gould Street
Sheridan, WY 82801

Website of issuer:

https://strattonandivy.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [x] Preferred Stock
- [ ] Debt
- [ ] Other

Target number of securities to be offered:

125,000

Price:

$0.50

Method for determining price:

Dividing pre-money valuation $2,500,000.00 (or $2,000,000.00 for investors in the first $100,000) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$500.00	$0.00
Cash & Cash Equivalents:	$500.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($500.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Stratton & Ivy Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Christopher Tulin	CFO	Stratton & Ivy Inc.	2025
James Tulin	Founder & CEO	Stratton & Ivy Inc.	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.


Officer	Positions Held	Year Joined
Meryl Tulin	Secretary, Treasurer	2025
Christopher Tulin	CFO	2025
James Tulin	CEO	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.


Name of Holder	% of Voting Power Prior to Offering
James Tulin	50%+
Meryl Tulin	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Meryl Tulin is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Stratton & Ivy is not currently profitable and has incurred losses since our inception. We expect to continue incurring losses for the foreseeable future as we invest in developing our platform, creating content, acquiring customers, and building our operational infrastructure. Our path to profitability is uncertain and will depend on our ability to generate sufficient revenue to exceed our operating expenses, which may take longer than anticipated or may never occur. The costs associated with building and maintaining an educational guidance platform, including content creation, technology development, marketing and customer acquisition, and general administrative expenses, are substantial. Even if we succeed in generating revenue, we may not be able to achieve or maintain profitability on a consistent basis. Our ability to achieve profitability will depend on numerous factors, many of which are beyond our control, including our success in attracting users to our platform, converting users into revenue-generating activities, managing our operating expenses, competing effectively against established players, and adapting to changes in the education marketplace. If we are unable to achieve and sustain profitability, we may be unable to continue our operations, and investors may lose their entire investment.

In this offering structure, the founder of Stratton & Ivy has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle. This arrangement creates a significant and inherent conflict of interest because the founder simultaneously represents the interests of the company as its operator and the interests of the investors as their designated representative. These two roles may frequently be in tension or direct conflict with one another. Decisions that benefit the company or the founder personally may not align with what is best for investors, and vice versa. For example, the founder may have incentives to approve transactions, financing terms, or corporate actions that benefit the company's ability to raise capital or continue operations, even if such actions are dilutive or otherwise disadvantageous to investors. The founder will have access to material non-public information about the company's performance, challenges, and prospects that other investors do not have, creating an information asymmetry that could be used to the founder's advantage. In a typical investment structure, investors would have an independent third-party representative or fiduciary whose sole obligation is to advocate for investor interests, but that protection does not exist in this structure. Investors will have no independent advocate reviewing decisions, negotiating on their behalf, or ensuring that their interests are protected. This conflict of interest is particularly concerning given the early stage of the company, the uncertainty of outcomes, and the potential for future decisions regarding additional financing, exit opportunities, or other material matters where the interests of the company and its investors may diverge. Investors should carefully consider this structural conflict before investing and understand that they will have no independent party representing their interests.

An investment in Stratton & Ivy securities is highly speculative and involves a high degree of risk. Investors should not invest any funds in this offering unless they can afford to lose their entire investment. We are an early-stage company with a limited operating history, unproven business model, and no assurance of success. We face all of the risks inherent in a new business, including the risk that we will not be able to develop our platform successfully, generate sufficient revenue, achieve profitability, compete effectively, or continue operations. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development of a new business and the competitive and regulatory environment in which we operate. Many early-stage companies fail, and investors in such companies often lose their entire investment. Given our early stage of development, limited resources, and the numerous risks described in this offering, there is a substantial likelihood that we will not succeed in building a viable business and that investors will lose all of the money they invest in this offering. Prospective investors should carefully consider whether they can afford to lose their entire investment before deciding to purchase these securities.

Our business relies on proprietary content, technology, processes, and know-how related to our educational guidance platform. We may face risks related to both protecting our own intellectual property and avoiding infringement of others' rights. We may not have adequate patent, trademark, or copyright protection for our platform, content, brand elements, or technology, which could allow competitors to copy our approach, content, or features without consequence. Much of our value may lie in unpatented proprietary information, trade secrets, and know-how, which can be difficult to protect and may be vulnerable to disclosure by employees, contractors, or partners. At the same time, the education technology and content space is crowded, and we face risk that our platform, content, or operations could be alleged to infringe upon the intellectual property rights of others, including patents, copyrights, trademarks, or trade secrets held by competitors, educational institutions, or other parties. Defending against intellectual property infringement claims can be extremely costly and time-consuming, even if the claims are without merit, and could divert management attention from operating our business. If we are found to have infringed others' intellectual property rights, we could be required to pay significant damages, cease certain business activities, modify our platform or content, or obtain expensive licenses. Our limited financial resources make us particularly vulnerable to the costs and disruptions associated with intellectual property disputes.

While Stratton & Ivy provides educational guidance content and resources to help prospective students evaluate online degree programs, our monetization strategy is not clearly established or proven. It is unclear how we generate revenue from our platform, whether through affiliate relationships with universities, advertising, lead generation fees, subscription services, or other means. Many educational comparison and guidance platforms struggle to achieve profitability due to challenges in converting user traffic into sustainable revenue streams. We may face difficulties in establishing revenue-generating partnerships with educational institutions, particularly prestigious universities that may have limited incentive to participate in comparison platforms or pay referral fees. Our ability to generate meaningful revenue will depend on factors including our user traffic volume, conversion rates, the competitiveness of our commission or fee structures, and our ability to differentiate our services in a crowded marketplace. If we are unable to develop and execute an effective monetization strategy, we may not generate sufficient revenue to cover our operating expenses, and our business may fail.

The market for educational guidance, program comparison, and student recruitment services is highly competitive and includes numerous well-established companies with substantially greater financial resources, technical capabilities, brand recognition, and market presence than Stratton & Ivy. Our competitors include large education comparison platforms, college search and matching services, university marketing and recruitment platforms, education-focused media companies, and the direct marketing efforts of universities themselves. Many of these competitors have been operating for years or decades, have developed sophisticated technology platforms and extensive databases, have established relationships with hundreds or thousands of educational institutions, and have built strong brand recognition among prospective students. These competitors may be able to devote greater resources to marketing and customer acquisition, develop superior products and features, offer more comprehensive information and services, negotiate more favorable terms with educational institutions, and respond more quickly to market changes or new opportunities. Additionally, large technology companies with significant resources could enter this market and quickly gain market share. We may also face competition from free resources, including university websites, government education portals, and online communities where prospective students share information. If we are unable to compete effectively against these established and well-resourced competitors, we may be unable to attract sufficient users or generate adequate revenue to sustain our business.

Our business depends on continued growth and interest in online degree programs and on prospective students seeking third-party guidance in evaluating and selecting such programs. Demand for online education has fluctuated significantly in recent years and may be influenced by numerous factors beyond our control, including economic conditions, employment trends, the perceived value and return on investment of higher education, the cost of tuition and student debt levels, demographic shifts, and competition from alternative education models such as bootcamps, certificate programs, and employer-provided training. The online education market experienced rapid growth during certain periods but may face headwinds from factors such as concerns about education quality, employer acceptance of online degrees, regulatory scrutiny of for-profit education institutions, and students' desire to return to in-person learning experiences. Additionally, prospective students may increasingly rely on direct university websites, social media, peer recommendations, or other information sources rather than third-party comparison platforms. Changes in student enrollment patterns, shifts in program preferences, or reduced interest in the specific universities or programs featured on our platform could significantly reduce demand for our services. If the market for online education guidance does not develop as we anticipate, or if students do not perceive sufficient value in our services, we may be unable to attract adequate user traffic or generate sufficient revenue to sustain our operations.

The education sector is subject to extensive federal and state regulation, and companies that provide student recruitment, marketing, or guidance services may be subject to various legal requirements and restrictions. Federal regulations, including those enforced by the Department of Education, impose requirements and restrictions on how educational institutions and their partners can recruit students, compensate recruiters, and market educational programs. State laws may impose additional requirements regarding educational services, consumer protection, and marketing practices. Changes to existing regulations or the adoption of new laws could increase our compliance obligations, restrict our business practices, require modifications to our platform or services, or expose us to potential liability. For example, regulations regarding incentive compensation for student recruitment, prohibitions on misrepresentation in educational marketing, or requirements for disclosures about program outcomes could affect how we operate our platform and generate revenue. Additionally, if regulatory authorities determine that our activities constitute providing educational services rather than merely informational content, we could become subject to additional licensing requirements, bonding obligations, or other regulatory burdens. Failure to comply with applicable education-related regulations could result in investigations, enforcement actions, fines, penalties, injunctions, or restrictions on our ability to conduct business, any of which could materially harm our operations and financial condition.

Our business involves collecting, storing, and processing information about prospective students who use our platform, which may include personally identifiable information such as names, contact information, educational background, program interests, and other data. This subjects us to various federal and state data privacy and security laws and regulations, including requirements under laws such as the California Consumer Privacy Act, state data breach notification laws, and potentially the Family Educational Rights and Privacy Act if we are deemed to have certain relationships with educational institutions. We are required to implement reasonable security measures to protect user data, provide certain disclosures about our data practices, honor user rights regarding their personal information, and notify affected individuals and regulators in the event of a data breach. Compliance with these evolving and sometimes inconsistent privacy laws can be complex and costly, particularly for a small company with limited resources. Any failure to adequately protect user information, whether due to cyberattack, employee error, system failure, or other causes, could result in unauthorized access to or disclosure of sensitive personal information. Such incidents could expose us to regulatory investigations and enforcement actions, civil litigation, significant fines and penalties, mandatory remediation costs, and severe reputational harm that could undermine user trust and damage our business. The increasing sophistication of cyber threats and the evolving nature of privacy regulations create ongoing risks that we may not be able to fully mitigate given our limited resources and technical capabilities.

Our business and prospects are subject to general economic conditions and trends that affect consumer spending, employment levels, and demand for higher education. During economic downturns or periods of economic uncertainty, prospective students may be less likely to pursue degree programs due to concerns about tuition costs, student debt burdens, uncertain employment prospects, or the perceived return on investment of higher education. Economic hardship may cause individuals to prioritize immediate income needs over educational advancement, or to seek lower-cost alternatives to traditional degree programs. Conversely, while some economic conditions may drive increased interest in education as individuals seek to improve their skills and career prospects, such conditions may also reduce the ability of prospective students to afford tuition or qualify for financial aid. Economic factors may also affect the financial stability and marketing budgets of the educational institutions with which we may have relationships, potentially reducing their willingness to partner with or compensate third-party platforms. Broader economic challenges, including inflation, rising interest rates, recession, or financial market volatility, could reduce consumer confidence and spending in ways that negatively impact demand for our services. As an early-stage company with limited financial resources, we are particularly vulnerable to adverse economic conditions and may lack the reserves necessary to weather extended periods of reduced demand or revenue.

Investors in this offering will hold a minority interest in Stratton & Ivy and will have limited ability to influence or control company decisions. The company's management and any majority shareholders will have the ability to make decisions regarding the company's operations, strategy, financing, and other matters without the approval of minority investors. These decisions may include matters such as whether to raise additional capital and on what terms, whether to pursue or reject business opportunities, how to allocate resources, whether and when to pursue a sale or merger of the company, whether to make distributions to shareholders, and other significant corporate actions. The interests of management and majority shareholders may differ from those of minority investors, and decisions made by controlling parties may not be in the best interests of all shareholders. For example, management may decide to pursue strategies that benefit the company's long-term growth at the expense of near-term returns, or may approve transactions that provide benefits to certain shareholders but not others. As a minority investor, you will have limited voting rights and will generally not be able to block or prevent decisions with which you disagree. The preferred stock being offered in this offering may have limited or no voting rights on certain matters, further reducing your ability to influence company decisions. Investors should be aware that they will have little or no control over how the company is managed or how their investment is utilized, and they will be dependent on the judgment and integrity of the company's management.

There is currently no public market for the securities being offered, and we do not expect that a public market will develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except in compliance with applicable federal and state securities laws, which significantly restrict the circumstances under which you may resell your shares. Under Regulation Crowdfunding, investors are subject to a one-year holding period during which the securities generally cannot be transferred except in very limited circumstances, such as to the company, to an accredited investor, as part of a registered offering, or to a family member or trust. Even after the one-year holding period expires, there are significant restrictions on resale, and there is no assurance that you will be able to find a buyer for your shares or that any secondary market will develop. The company is under no obligation to register the securities for resale or to assist investors in selling their shares. As a result, investors must be prepared to hold these securities indefinitely and should consider this investment to be illiquid. The inability to sell your shares means you will not be able to reduce your exposure if the company's performance declines, if you need liquidity for personal reasons, or if you wish to reallocate your investment portfolio. This lack of liquidity may make these securities unsuitable for investors who may need access to their invested capital.

Stratton & Ivy Inc. was incorporated in October 2025 and has an extremely limited operating history upon which investors can evaluate our business model, prospects, or likelihood of success. We are in the earliest stages of developing our educational guidance platform for comparing online degree programs. Our business model remains largely unproven, and we have not yet demonstrated that we can generate sustainable revenue, achieve profitability, or successfully scale our operations. The challenges and risks we face as an early-stage company are substantial and include our ability to develop compelling content, attract users to our platform, establish relationships with educational institutions, implement an effective monetization strategy, and compete against established players in the education technology and comparison marketplace. Investors must evaluate an investment in our company with the understanding that early-stage ventures have a high rate of failure, and there is substantial risk that we will not succeed in building a viable business.

Our company currently has only two employees, and our success depends almost entirely on the continued services, skills, and efforts of this very small team. We have not identified officers or directors in our organizational structure, which may indicate limited management depth and experience. The loss of either of our current team members, whether due to resignation, disability, death, or other circumstances, could have a severe adverse effect on our ability to operate the business, develop our platform, acquire customers, and execute our business plan. Given our early stage and limited resources, we may face significant challenges in attracting, recruiting, and retaining qualified personnel to replace departing team members or to expand our team as needed. We do not maintain key person life insurance on any members of our team. Competition for talented individuals in the education technology sector can be intense, particularly from larger, better-funded competitors who can offer more attractive compensation packages and career opportunities. Our inability to retain our current team or attract additional qualified personnel could significantly delay or prevent the achievement of our business objectives.

Our platform appears to focus specifically on comparing online degree programs from Franklin University and the University of Pennsylvania. This narrow focus suggests we may be dependent on maintaining relationships, partnerships, or affiliate arrangements with these specific institutions. If we have formal or informal arrangements with these universities, the termination, modification, or non-renewal of such relationships could significantly impact our business operations and revenue potential. Universities may choose to terminate relationships with third-party platforms for various reasons, including changes in their own marketing strategies, concerns about how their programs are presented or compared to competitors, regulatory considerations, or decisions to bring student recruitment functions in-house. We may have limited control over the decisions these institutions make regarding their participation in or support of our platform. Additionally, if our business model relies on a limited number of institutional relationships rather than a broad marketplace approach, we face concentration risk and may lack the diversification needed to sustain operations if any key relationship is disrupted. The loss of a major university partner could require us to significantly restructure our business model and could result in loss of revenue and user traffic.

The educational guidance and comparison platform market is highly competitive and includes numerous established players with significantly greater resources, brand recognition, and market presence. Our content and services appear to be relatively generic in nature and may not offer sufficient differentiation from competing platforms that provide similar information about online degree programs, admissions processes, transfer policies, and program comparisons. Many competitors in this space have developed sophisticated comparison tools, extensive databases of educational programs, personalized recommendation engines, verified student reviews, and comprehensive resources that may be superior to our offerings. Without a clear competitive advantage or unique value proposition, we may struggle to attract users to our platform, retain their engagement, or convince them to utilize our services rather than those of established competitors. Larger competitors may also have exclusive relationships with educational institutions, superior search engine optimization and digital marketing capabilities, and the financial resources to outspend us in customer acquisition efforts. If we cannot effectively differentiate our platform and demonstrate clear value to both prospective students and educational institutions, we may be unable to gain meaningful market share or build a sustainable business.

Stratton & Ivy has limited cash reserves and will require substantial additional funding beyond this offering to fully develop our business, execute our growth strategy, and achieve profitability. The funds raised in this offering may not be sufficient to accomplish all of our stated objectives, particularly if we encounter unexpected challenges, higher-than-anticipated costs, or slower-than-expected revenue growth. We have no committed sources of additional capital beyond this offering, and there can be no assurance that additional financing will be available on acceptable terms, or at all, when we need it. Our ability to raise additional capital will depend on numerous factors, many of which are beyond our control, including market conditions for early-stage companies, investor appetite for education technology ventures, our progress in executing our business plan, and general economic conditions. If we are unable to obtain sufficient additional financing on acceptable terms, we may be required to significantly curtail our operations, delay or abandon our growth plans, reduce our workforce, or cease operations entirely. Even if additional financing is available, it will likely result in significant dilution to existing investors and may include terms that are unfavorable to current shareholders, such as liquidation preferences, anti-dilution protections, or other rights that are senior to those of existing investors.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering? ⓘ

If we raise: **$50,000**

Use of Proceeds: If we raise our minimum target, we will prioritize inventory expansion and targeted customer acquisition first, while pacing operational investments and certain product initiatives more gradually. Additional capital allows us to accelerate market reach, strengthen infrastructure, and execute growth initiatives more aggressively. 92.1% will be used for inventory expansion, brand growth, and operational infrastructure. 7.9% Wefunder Fee.

If we raise: **$124,000**

Use of Proceeds: At our maximum target, approximately 36% of capital will support inventory expansion to broaden product depth and support larger order volume, 32% will be directed toward brand growth and customer acquisition, 16.1% toward operational infrastructure and scaling, and 8% toward continued product development and brand assets. 7.9% Wefunder Fee.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $2,500,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Stratton & Ivy Inc. is offering up to 310,000 Series Seed Preferred Stock, at a price per share of $0.50.

Investors in the first $100,000.00 of the offering will receive stocks at a price per share of $0.40, and a pre-money valuation of $2,000,000.00 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $124,000.00 and the campaign minimum is $50,000.00.

VIP Bonus Stratton & Ivy will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Series Seed Preferred Stock	6000000	0	☐
Common Stock	15000000	4900000	☑

Class of Security	Total Pool	Issued
Warrants	None	
Options	100000	

Describe any other rights:

Common Stock carries standard voting rights and represents founder ownership in the company. Series Seed Preferred Stock is being offered to investors in this financing round and carries the same voting rights on an as-converted basis, but includes a 1x non-participating liquidation preference, meaning preferred investors receive their original investment back before Common Stock holders in the event of a liquidation, sale, or dissolution of the company. Series Seed Preferred Stock does not carry guaranteed dividends unless declared by the Board of Directors and is convertible into Common Stock under the terms set forth in the company's governing documents.

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18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

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19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

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21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

    unrelated third party valuations of our common stock;

    the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

    our results of operations, financial position and capital resources;

    current business conditions and projections;

    the lack of marketability of our common stock;

    the hiring of key personnel and the experience of our management;

    the introduction of new products;

    the risk inherent in the development and expansion of our products;

    our stage of development and material risks related to our business;

    the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

    industry trends and competitive environment;

    trends in consumer spending, including consumer confidence;

    overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

    the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ⓘ

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Stratton & Ivy appears to be an educational guidance or content platform that provides information and resources to help prospective students evaluate and navigate online degree programs. The website focuses specifically on comparing online degree options from Franklin University and the University of Pennsylvania.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of July 31, 2026, we did not have any cash or cash equivalents on hand.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $500 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $500.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years. Company has operated based on $3,000 of founder contributions.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist, rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be deployed to accelerate Stratton & Ivy's next phase of growth across inventory expansion, customer acquisition, operations, and product development. At our maximum target, approximately 36% of capital will support inventory expansion to broaden product. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, James Tulin, certify that:

(1) the financial statements of Stratton & Ivy Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Stratton & Ivy Inc. included in this Form reflects accurately the information reported on the tax return for Stratton & Ivy Inc. filed for the most recently completed fiscal year.



James Tulin

James Tulin
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
>
> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: ⓘ

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead

Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://strattonandivy.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird

- Early Bird Stratton & Ivy Preferred Stock Agreement

- SPV Subscription Agreement

- Stratton & Ivy Preferred Stock Agreement

Appendix C: Financial Statements

- Financials 1

- Financials 2

Appendix D: Director & Officer Work History

- Christopher Tulin

- James Tulin

- Meryl Tulin

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    SPV Subscription Agreement - Early Bird
    Early Bird Stratton & Ivy Preferred Stock Agreement
    SPV Subscription Agreement
    Stratton & Ivy Preferred Stock Agreement
Appendix C: Financial Statements
    Financials 1
    Financials 2
Appendix D: Director & Officer Work History
    Christopher Tulin
    James Tulin

James Tulin
Meryl Tulin

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ I agree to the <u>Wefunder Listing Agreement</u>

☑ I agree to the <u>Lead Investor Agreement</u>

☑ I agree to the <u>Rule 3a-9 Undertakings Agreement</u>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Stratton & Ivy Inc.

By

James Tulin

Founder, CEO & Creative Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

James Tulin

Founder, CEO & Creative Director
7/31/2026

Chris Tulin

Chief Financial Officer
7/31/2026

Meryl Tulin

Secretary & Treasurer
7/31/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.